UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2010

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-163800), as such prospectus may be amended or supplemented from time to time.

Market Update

On February 16, 2010, Westpac Banking Corporation (“Westpac”) provided the market with an update of its performance for its first quarter ended December 31, 2009 (the “December 2009 quarter”). The update coincided with the release of Westpac’s Pillar 3 Report for the December 2009 quarter.  In particular, it reported that:

•                                          Unaudited net profit for the December 2009 quarter was around A$1.7 billion.  This result included the write back of provisions following the settlement in December 2009 of the NZIRD litigation, which added around A$0.1 billion to net profit.

•                                          Loans as at December 31, 2009 increased 1.7% compared to September 30, 2009, with virtually all growth attributable to mortgages, while other personal and business lending remained relatively constant and corporate lending was lower.

•                                          Customer deposits as at December 31, 2009 increased 1.4% compared to September 30, 2009, with particular growth in term deposits.

•                                          Net interest margins were little changed from the levels of the half year ended September 30, 2009.

•                                          Non-interest income reflected improved sales in Wealth and strong financial markets income which were partially offset by lower banking fees from reductions in exception fees.

•                                          Expenses increased in the December 2009 quarter compared with the quarter ended December 31, 2008, although the expense growth rate was less than the expense growth rate for the fiscal year ended September 30, 2009.  Compared to the quarter ended December 31, 2008, there were higher expenses during the December 2009 quarter due to increased strategic investment, partially offset by lower operating expense growth.

•                                          Impairment charges for the December 2009 quarter were approximately A$0.4 billion.  This represented a significant decline compared to each of the four prior quarters, for which impairment charges were approximately A$0.8 billion.  Most of the decline was attributable to lower impairment charges in the Institutional Bank.  Westpac reported that it expects some variability in quarterly impairment charges throughout the year.

•                                          At December 31, 2009, stressed exposures decreased to 3.02% of total committed exposures compared to 3.09% at September 30, 2009.  New stressed assets were fewer in number and smaller in size relative to recent quarters and were spread across industries and geographies.  Within stressed exposures:

•                  Impaired assets to total committed exposures increased to 0.59% at December 31, 2009 compared to 0.57% at September 30, 2009.  Impaired assets as at December 31, 2009 increased by A$226 million compared to September 30, 2009, of which A$150 million was attributable to corporate lending and A$55 million to specialized lending.

•                  There was a small increase in loans 90 days past due well secured between September 30, 2009 and December 31, 2009.

•                  There was a decrease in watchlist and substandard loans over the December 2009 quarter, particularly in the Institutional Bank, predominately due to debt repayments and recapitalizations (from equity raisings).

•                                          Lending to the commercial property sector decreased to less than 10% of gross loans at December 31, 2009 from 13% at December 31, 2008. The level of stressed assets in this sector is expected to remain high for some time although the outlook is improving.

•                                          Consumer asset quality remains strong, although Westpac expects delinquencies to increase over the year.

•                                          Westpac’s Tier 1 capital ratio was 8.5% at December 31, 2009, which is above its target Tier 1 range of 6.75% to 7.75%, and an increase of 38 basis points from September 30, 2009.  The increase was predominantly due to strong net profit during the December 2009 quarter.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled ‘Risk and risk management’ in Westpac’s 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on November 13, 2009.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 18, 2010	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer